Velo3D, Inc.
511 Division Street
Campbell, CA 95008
August 19, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn Jacobson
Re: Velo3D, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-39757
Ladies and Gentlemen:
This letter sets forth responses of Velo3D Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2022 (the “Comment Letter”), with respect to the above referenced submission. The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter. Capitalized terms used below without definition have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 10-K”).
As discussed by telephone with the Staff on August 15, 2022, the Company is grateful for the Staff’s extension to respond to the Comment Letter by August 26, 2022.
Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 58
1.    Staff’s comment: We note your statement on page 60 that your future cash requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this Annual Report titled “Risk Factors.” In lieu of references to elsewhere in the filing, please identify within the MD&A the factors that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in a material way.
Response: The Company advises the Staff that it believes the liquidity and capital resources disclosure in the 2021 10-K was consistent with the requirements of Item 303(b)(1) of Regulation S-K because, at the time of filing, (i) the Company believed its cash and cash equivalents, together with cash the Company expected to generate from future operations, would be sufficient to meet the Company’s working capital and capital expenditure requirements for a period of at least 12 months and (ii) the Company did not identify any known factors that would have resulted in or that were reasonably likely to have resulted in the Company’s liquidity increasing or decreasing in a material way.

Nevertheless, to eliminate the cross reference, and identify factors that could impact the Company’s future cash requirements and the adequacy of available funds, the Company proposes in its future annual and quarterly reports to revise the sentence that is the subject of the Staff’s comment as follows (emphasis added):
Our future cash requirements and the adequacy of available funds will depend on many factors, including our operating performance, competitive and industry developments, and financial market conditions.”
The Company further advises the Staff that it has included this revised sentence in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, which the Company filed with the Commission on August 12, 2022, and confirms that, in connection with the preparation of its future annual and quarterly reports, the Company will continue to evaluate whether any known factors exist that will result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way and, if applicable, disclose any such factors, consistent with the requirements of Item 303(b)(1) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76
2.    Staff’s comment: Please clarify in your policy disclosure how you account for the revenue related to the installation of the 3D Printer and bundled software. Refer to the last sentence in ASC 606-10-55-86.
Response: The Company advises the Staff that revenue related to the 3D Printer is recognized at a point in time, which occurs upon transfer of control to the customer at shipment. Site installation, testing and customer training are incidental to customer acceptance. This is described on page 62 of the 2021 10-K and Note 2, Summary of Significant Accounting Policies—Revenue Recognition—3D Printer Sales, of the Company’s audited consolidated financial statements included in the 2021 10-K. The portion of the transaction price allocated to site installation, testing and customer training is deferred as part of Support Services and recognized over the period the services are provided.
The Company further advises the Staff that the Company’s bundled software is not distinct from the 3D Printer as the license forms a component of a tangible good that is integral to the functionality of the 3D Printer, as contemplated by ASC 606-10-55-56a. The 3D Printer cannot utilize software other than the bundled software and the bundled software is not functional on other products currently available in the marketplace. Accordingly, the 3D Printer and the license are accounted for together as a single performance obligation.
In its future annual reports, the Company proposes to revise the policy disclosure as follows (emphasis added):
“3D Printer Sales
The Company bills its customers beginning at the time of acceptance of the purchase order (which represents a deposit), with the second billing at the time of shipment and final billing upon site acceptance test completion. The timeframe from order to completion of the site acceptance test occurs typically over three to six months. Revenue for the 3D Printer is recognized at a point-in time, which occurs upon transfer of control to the customer at shipment. Site installation, testing and customer training are incidental to customer acceptance with the portion of the transaction price allocated to these services being deferred as part of Support Services and recognized over the period the services are provided.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Per B. Chilstrom at (212) 430-2669 of Fenwick & West LLP.

Sincerely,

/s/ Benyamin Buller
Benyamin Buller
Chief Executive Officer
Via E-mail:
cc:    Per B. Chilstrom
    Fenwick & West LLP